April 23, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Andi Carpenter, Melissa Gilmore, Patrick Fullem and Asia Timmons-Pierce

Re:	Loar Holdings Inc.

Registration Statement on Form S-1, as amended (File No. 333-278475)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Loar Holdings Inc., a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on April 24, 2024, or as soon as possible thereafter. The Company hereby authorizes Sean T. Peppard or Aslam A. Rawoof of Benesch, Friedlander, Coplan & Aronoff LLP, special counsel to the Company, to orally modify or withdraw this request for acceleration.

Please contact Aslam A. Rawoof of Benesch, Friedlander, Coplan & Aronoff LLP, special counsel to the Company, at (646) 328-0498, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature follows.]

Sincerely,

By:	/s/ Dirkson Charles
Name:	Dirkson Charles
Title:	President, Chief Executive Officer and Executive Co-Chairman